April 16, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuveen Premium Income Municipal Fund 2, Inc. Registration Statement on Form N-14 8C (File No. 333-157997)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1. to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of April 17, 2009 or as soon thereafter as practicable.
[The remainder of this page has been intentionally left blank.]

Sincerely,

NUVEEN PREMIUM INCOME MUNICIPAL FUND 2, INC.		NUVEEN INVESTMENTS, LLC

By:	/s/ Kevin J. McCarthy	By:	/s/ Kevin J. McCarthy

Name: Kevin J. McCarthy		Name:	Kevin J. McCarthy
Title: Vice President and Secretary		Title:	Managing Director